Mail Stop 4561

July 28, 2008

Michael P. Gallagher
Vice President – Chief Accounting Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, TX 77046

       Re: Form 10-K for Fiscal Year Ended December 31, 2007
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               File No. 001-12110

Dear Mr. Gallagher:

     We have completed our review of your Form 10-K and do not, at this time, have any further comments.

     You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                                    Sincerely,

                                    Linda VanDoorn
                                    Senior Assistant Chief Accountant